Laurie A. Burlingame T: 617.570.1879 F: 617.523.1231 lburlingame@ goodwinprocter.com	Goodwin Procter LLP Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

June 19, 2015

CONFIDENTIAL SUBMISSION Draft Registration Statement U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Confidential Submission Pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act and Section 24(b)(2) of the Securities Exchange Act of 1934

Re:                             Voyager Therapeutics, Inc.
Confidential Submission of Draft Registration Statement on Form S-l

Ladies and Gentlemen:

On behalf of Voyager Therapeutics, Inc., a Delaware corporation (the “Company”), and in connection with the confidential submission of its draft registration statement on Form S-l (the “Registration Statement”) on the date hereof, we hereby confidentially submit the draft Registration Statement pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.

Pursuant to Title I, Section 101 of the JOBS Act, the Company is an “emerging growth company” that had total annual gross revenues of less than $1.0 billion during its fiscal year ended December 31, 2014. Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the Staff, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission not later than 21 days before the date on which the Company conducts a “road show,” as such term is defined in Title 17, Section 230.433(h)(4) of the Code of Federal Regulations.

Please direct all notices and communications with respect to this confidential submission to each of the following:

Steven M. Paul President and Chief Executive Officer Voyager Therapeutics, Inc. 75 Sidney Street Cambridge, MA 02139 Telephone: (857) 259-5340

with a copy to:	Edwin M. O’Connor, Esq. Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018-1405 Telephone: (212) 813-8853 Facsimile: (212) 937-3476

Please contact the undersigned at (617) 570-1879 or lburlingame@goodwinprocter.com if you have any questions regarding the foregoing.

Very truly yours,

/s/ Laurie A. Burlingame
Laurie A. Burlingame
of Goodwin Procter LLP

cc:                                Steven M. Paul, President and Chief Executive Officer, Voyager Therapeutics, Inc.

J. Jeffrey Goater, Senior Vice President, Finance and Business Development, Voyager Therapeutics, Inc.

Mitchell S. Bloom, Esq., Goodwin Procter LLP

Edwin M. O’Connor, Esq., Goodwin Procter LLP